Exhibit 99.2

ICR Presentation: January 11, 2017 @ 11:30am ET

JW Marriott Orlando Grande Lakes

4040 Central Florida Pkwy

Orlando, FL 32837

ORCHESTRA PRÉMAMAN /

DESTINATION MATERNITY

Agenda:

I.	ORCHESTRA OVERVIEW

II.	THE ORCHESTRA CONCEPT

III.	MERGER WITH DESTINATION MATERNITY

IV.	APPENDIX

Introduction by Allison Malkin of ICR

•	Before we begin, I would like to address forward-looking statements that may be discussed. Forward-looking statements involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in the forward-looking statements. Please refer to the documents filed by Orchestra Prémaman with the AMF and by Destination Maternity with the SEC, specifically the most recent financial reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

•	In addition, an investor presentation has been posted on both companies’ websites, destinationmaternitycorp.com and corporate.orchestra.fr with further details regarding this transaction. And of course, more information about the transaction will be included in our prospectus and proxy materials that will be filed with the SEC.

•	I will now turn the presentation over to Pierre Mestre, Chairman of Orchestra Prémaman. Pierre?

I.	ORCHESTRA OVERVIEW

•	Hello and thank you all for attending today, I am excited to share Orchestra Prémaman’s story with you.

Slide 4: A European Leader in Children’s Clothing and Childcare Products

•	Orchestra is a global retailer of Children’s clothing, Childcare products and Maternity wear and holds market leading positions throughout Europe and is the market leader in France, Belgium, Switzerland, and Greece in Children’s Clothing and Childcare Products

•	Today, we operate in over 40 countries and have a combined 588 Orchestra-branded stores and had total Company sales of nearly $590 million during our last full year, fiscal year 2015

•	As you will see today, Orchestra has developed a diversified business model with regard to distribution network, store format, and geography

•	On a network level, we sell mostly through our wholly owned stores and affiliate stores, which together contribute greater than 90% of our revenue

•	While our digital channel, which is currently at around 6% of total sales, has been growing steadily and is a strong contributor to profitability and an important driver of in-store traffic

•	As it relates to our brick and mortar stores, we sell in 3 main formats – children’s only clothing stores, combo stores and megastores

•	Later in the presentation, we’ll dive into more detail about the traits of these formats as well as the advantages of selling in each

•	And finally, on a country level, while our strongest presence has been in France, we have always had a vision of becoming an international, global retailer

•	With this in mind, we have made a concerted effort since 2000 to strengthen our presence outside of France with approximately 35% of our sales now coming from abroad

•	Due to this solid foundation and diversification – we now sell an impressive 80 million pieces per year

Slide 5: Track Record of Continuous and Steady Growth

•	As you can see in this chart, Orchestra has a long history of growth

•	Since 1995, Orchestra has experienced topline growth every single year and remained profitable

•	This is a very important point – as we have grown from 3 stores with less than $1 million dollars in turnover to 588 Orchestra-branded stores and nearly $590 million in turnover

•	Chantal and I are very proud of this fact as it highlights the results of our methodical and strategic steps we have taken to expand this business, but not at the expense of profitability

•	We fully expect to build on this proven track record of growth and profitability for years to come

Slide 6: Orchestra Management Has Built a Best-in-Class Global Retailer via Strategic Acquisitions and Organic Growth

•	Now, I’d like to turn to our history and briefly walk through some of the steps I believe have been instrumental in propelling us along our journey to where we stand today

•	We began Orchestra in 1995 with the opening of our first store in the south of France and a vision of one day becoming an established global retailer.

•	Our first 4-5 years were instrumental in proving out our concept by consistently delivering high-quality, high-fashion products at low prices

•	Despite our early success, most of which was driven organically, we recognized an opportunity to enhance our growth prospects through strategic acquisitions

•	With this in mind, we identified strategic partners, eventually transacting in 2001, when we merged with the French, publicly listed company, Kazibao, and a Swiss company, Babycare.

•	Beginning in 2005, we set the focus on significantly accelerating our international development. We believe this increased focus on international expansion from 2005 – 2010 set the foundation for the rapid growth we have experienced since 2010

•	In 2010 / 2011, we launched the Orchestra Club Concept, which vastly improved customer loyalty, further bolstered the brand and has been instrumental in fast-tracking our organic growth capabilities

•	More recently, Orchestra has become a major player in the European childcare products market, in particular due to external growth operations, notably through Belgian acquisitions such as Baby 2000 and the Prémaman Group, which is Europe’s oldest maternity wear brand, dating back to 1947

•	Today, through our merger with Destination Maternity, we believe we can turn our combined company into an even more formidable global retailer, with a significantly broadened worldwide presence and capitalization on various economies of scale

Slide 7: Extensive Geographic Reach

•	As I previously stated, we are present in over 40 countries, and more importantly, we are profitable in each of those 40+ countries

•	While we are certainly proud of our roughly 300 stores in France, we are just as proud of our international presence.

•	With a great deal of hard work, dedication and perseverance, we have greatly accelerated our international growth, having multiplied our revenue figure by almost 4 times since just 2009.

•	We are now a market leader in Belgium, Switzerland and Greece, and continue to strengthen our presence in regions such as the Middle East, Africa, Asia and North America

Slide 8: Our Goal as Orchestra Standalone

•	Our growth to date has been exciting, but we remain committed to growing our existing business

•	As Orchestra today, our goal is to reach $1 billion turnover business by 2019.

•	To be clear, we have set our goal assuming solely organic growth, not accounting for any additional potential growth realized through acquisitions.

•	While our standalone goal remains, through the proposed merger with Destination Maternity, we expect to recognize a new substantial leg for growth

II. THE ORCHESTRA CONCEPT

•	Before I jump into this section on the Orchestra Concept, I’d like to share with you a short video that I believe provides a good overview of who we are and what we do

Slide 10: Orchestra Video

•	[Play Video]

•	Hope you enjoyed the video and that you all have a better sense of what we do at Orchestra. Now I’ll move on and provide some additional details on our unique concept.

Slide 11: Club Orchestra: A Powerful Sales Growth and Customer Loyalty Driver

•	A unique offering and differentiator for Orchestra has been the “Orchestra Club” membership

•	The membership is an innovative and effective customer loyalty strategy that we implemented 6 years ago, and we have seen significant growth

•	For an annual fee of 30 Euro, Club members are able to benefit throughout the year from price reductions of up to 50% on all clothing collections, 10% to 30% on shoes and 20% on a large selection of childcare products under the Premaman brand

•	We consider this program to be one of the foundations of Orchestra’s business model today and a key element of future growth due to the significant customer loyalty we have experienced

•	Today, the club has over 1.7 active million members out of 3.5 million total, and outstanding renewal rates

•	70% of our customers renewed at least once, and 30% have renewed at least three times

•	Club members tend to average almost 7 store visits and spend $422 per year

•	Due to the success that we saw with the Orchestra Club model in France, the program has now been rolled out in more than 15 other countries, which has been instrumental in driving growth and repeat customers

Slide 12: Multiple Store Formats With Significant Growth Potential

•	Currently we operate in 3 Store Formats that include:

•	Clothing stores: that sell only clothing collections and shoes for children from 0 to 14 years of age. These stores generally have smaller service areas and represented ~65% of sales in the last financial year.

•	Mixed Stores: that combine clothing, maternity fashion and childcare products. These stores have larger service areas and represented 20% of sales in the last financial year

•	Mega stores: also include textiles, maternity fashion and childcare products. These are our largest stores and represented 15% of sales in the last financial year

•	As we look at our current footprint throughout Europe, we believe a significant opportunity exists for us to expand beyond where we currently operate, with the potential to open up 2 times as many clothing stores, 5 times as many combo stores and 10 times as many megastores.

•	Our goal to expand is consistent with Orchestra’s recent expansions. Over the last 3 years, we have grown our retail footprint by nearly 900,000 square feet across all 3 formats, expanding from nearly 2 million square feet in 2013 to over 2.8 million in 2015

Slide 13: Complete Control and Top Performance Across Entire Value Chain

One of our greatest strengths is our control and expertise across the entire value chain. From design all the way to distribution, we are experienced, efficient and cost-effective.

•	Our proficient design team consists of 30 freelance designers, which together roll out nearly 7,000 fashion designs, 340 themes and 800 shoe designs each year

•	The team is able to rapidly create new items to ensure that we are at the forefront of the latest fashion trends and distribute to our customers ahead of our competitors

•	Over the last 20 years, we have built a direct sourcing organization with hundreds of employees on the ground in 6 buying offices

•	Our sourcing team has developed longstanding relationships with quality suppliers across the globe

•	These relationships allow us to source at a lower cost than our competitors, ultimately enabling us to provide higher quality products at a lower price while still maintaining our margins

•	Logistically, we have recently increased investment in IT and state-of-the-art warehouses that are the backbone of our store network and digital strategy

•	Our warehouses are able to handle our current requirements and we are well-positioned to increase storage capacity when appropriate

•	With the flexibility to increase capacity, we are poised to handle further international expansion

•	Lastly, as you have seen on the previous pages, we use a variety of channels to successfully distribute to our customers

•	Our digital channel and multiple store formats allow us to reach a multitude of customers

•	Further, we continue to deploy capital to facilitate increased distribution

•	As evidenced by our increased investment in megastore expansion over the past several years, we will consistently seek to capitalize on distribution opportunities that we believe will strengthen the business going forward

With an experienced team and a vast know-how of the entire value chain, we have been able to successfully navigate the retail landscape and consistently deliver exceptional results to our shareholders.

Now, I would like to introduce Tony Romano, CEO and Director of Destination Maternity.

III. MERGER WITH DESTINATION MATERNITY

Thank you Pierre and good morning everyone.

Slide 15: Transaction Summary

•	As previously announced on December 20th, 2016, the Board of Directors of both companies unanimously approved the merger between Destination Maternity and Orchestra Prémaman

•	Each Destination Maternity shareholder will receive .5150 of an Orchestra ordinary share in the form of American Depository Shares which will be listed on the NASDAQ. While it was very important for our Board for the shares to be listed in the U.S., it was also very important for Pierre as our expectations are to grow the combined business meaningfully in the U.S. over the next few years

•	As outlined in the press release announcing the deal, this stock-for-stock transaction is expected to be tax-free for U.S. federal income tax purposes to Destination shareholders

•	Using the foreign exchange rates and stock prices from when we announced the transaction, the implied to value for Destination shareholders is $7.05 per share which is a 34% premium to the unaffected share price as of May 31, 2016

•	After closing, Destination shareholders will own 28% of the combined business

•	We are working diligently to close this transaction as soon as possible, and believe it will close in the third quarter

Slide 16: Compelling Strategic Rationale

•	As outlined in our previously released investor presentation, we believe this transaction offers compelling strategic rationale

•	The combination brings together two global leaders in highly complementary products and geographies and will create a leading global provider of maternity apparel, infant and childrenswear, as well as baby hard goods

•	As you know, Destination Maternity is in the midst of an ongoing turnaround which has proved more challenging than anticipated given the specialty retail environment

•	We believe the merger with Orchestra will provide Destination Maternity with additional tools and resources to complete our turnaround

•	The merger with Orchestra provides the following benefits:

•	Increases the customer life-time value from an average of 14 weeks to 14 years, allowing for additional marketing spend to acquire maternity customers

•	Provides the opportunity for increased in-store traffic through expanded product offering in certain of our stores, which leads to increased 4-wall profitability by generating additional sales per square foot

•	Provides expanded offering on our ecommerce platform increasing our reach and relevance to our millennial customer; as well as marketing to our historic customer list of 1+ million new names annually

•	Our new state-of-the-art distribution center has adequate capacity to handle significantly more volume with minimal additional capital spend, generating leverage on distribution costs as volume increases

•	Expansion of Orchestra brand provides a compelling growth story for the landlord community

•	Additionally, our international expansion efforts have been only marginally successful. The Orchestra merger provides immediate opportunity to enter the European market

In addition to these benefits, the merger also provides for:

•	The build out of Orchestra stand-alone stores in the $25 billion US children’s wear market, including potentially re-purposing existing stores

•	An opportunity to develop an opening price point line that we could utilize in our outlets, on the web and to other potential lease partners, by leveraging the sourcing synergies

Slide 17: Establishes Global Retailer with Strong Positioning in Attractive, Complementary Markets

•	On this slide, you can see how geographically diversified the Orchestra business is as the company is now in almost every major market

•	And you can see how complementary of a transaction this is for both companies as we have little to no overlap in our markets

•	Destination’s strong U.S. presence is highly complementary to Orchestra’s European presence, enabling both companies to benefit from cross-selling opportunities and diversification

•	On a pro forma basis, approximately 45% of revenue will be generated in North America, approximately 35% in France, with the balance in Belgium, Greece, Spain and other countries throughout Europe, Asia, the Middle East and Africa

Slide 18: Merger Will Result in Sourcing Synergies of $15 Million to $20 Million

•	Over the last 20 years, Orchestra has built an impressive direct sourcing organization, with over 200 people on the ground in 6 buying offices

•	Orchestra has invested time and resources developing key relationships with a number of factories that allows Orchestra to operate on a low cost basis that is fast moving. This has been a key driver to their success

•	It is this history that will allow us to realize significant sourcing synergies as we are able to gain access to Orchestra’s robust sourcing organization and infrastructure

•	While we had already started the migration to a direct sourcing model, Orchestra’s significant on the ground resources should allow for better pricing

•	The sourcing synergy estimate is based on a preliminary pricing analysis conducted by Orchestra on actual Destination products comparing actual Destination pricing versus Orchestra sourcing network pricing

•	In addition, the combined company is expected to benefit from enhanced scale to drive volume-based discounts on aggregated purchases as well as facilitate more favorable vendor payment terms, substantially reducing working capital requirements

•	In total, we expect $15-20 million in estimated annual run-rate sourcing / purchasing synergies within 3 years of closing based on identified achievable opportunities, the majority of which leverage Orchestra’s highly efficient global sourcing network

Slide 19: Significant Global Revenue Synergies

•	In addition to significant annual cost savings, we believe that the combination will be able to deliver substantial incremental revenue synergies, both through having Orchestra grow in the U.S. and Destination in international markets

•	First, I will walk us through opportunity to sell Orchestra products in the U.S.

•	We will look to gain market share through both online and bricks and mortar channels

•	Starting with the online angle

•	We will look to sell Orchestra and Destination product online through a new US Orchestra website. A key operating synergy is that Orchestra currently operates on the Demandware ecom platform and Destination will be migrating to the Demandware platform when we re-launch later this month.

•	We will also look to sell Orchestra products online through Destination’s current websites

•	In the traditional store channel, we will look to sell Orchestra product in existing Destination stores to enhance sales and profitability

•	We will also look to sell Orchestra and Destination product in new standalone Orchestra stores including opportunistically converting certain Destination doors into Orchestra doors where appropriate

•	And finally, we will also look to sell Orchestra product in third party department and specialty stores either alongside or separate form Destination product

•	The U.S. children’s apparel segment is ~$25 billion in size and therefore, if we are able to gain even a minimal amount of share, which we believe is achievable, that would equate to a meaningful amount of incremental synergies

•	We believe that marketing the Orchestra brand in the US will be jumpstarted through use of Destination’s customer list which includes over 10 million names of customers with children 10 years old and younger, as well as marketing the Orchestra brand through Destination’s retail distribution points

•	Next, I will walk us through the opportunity to sell Destination products outside of North America through Orchestra’s retail network, allowing Destination to capture a bigger share of the overall global maternity market

•	While we have looked to grow internationally, this transaction gives us instant access to more markets.

•	The merger provides Destination with access to a network of 100+ owned and affiliated Orchestra stores throughout the world where maternity apparel has already proven successful as well as an additional 450+ stores that do not currently carry maternity apparel

•	It also allows Destination to leverage our brand and Orchestra’s footprint and client base to build a relevant assortment for the European market. In addition, we can increase the number of existing maternity shop-in-shops within Orchestra’s network of stores

•	Another opportunity is for us to roll-out Destination’s maternity wear offerings to Orchestra’s online customers, leveraging Orchestra’s client base, web traffic and the awareness.

Slide 20: Conclusion

•	This transaction will create a leading global provider of maternity apparel, infant and children’s wear and baby hard goods with aggregate sales of $1.1 billion and combined adjusted EBITDA of $76 million before meaningful synergy opportunities, across more than 40 countries and approximately 1,800 retail locations.

•	Our companies are complementary in terms of both products and geography and a combination of the two will provide synergies including:

•	the ability to introduce one another’s products into the other’s existing markets, stores and websites utilizing the existing infrastructure;

•	the ability to significantly increase the value of the Destination customer list by extending the life of the customer from 14 weeks to 14 years; and

•	the ability to leverage existing Orchestra sourcing infrastructure.

•	In closing, the combination offers a highly compelling strategic rationale, a differentiated value proposition for customers, and benefits both sets of shareholders.

•	Thank you for investing your time with us today.

•	Safe travels everyone.